# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cybin Inc., CIK 0001833141
CUSIP: 23256X100
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 100 King Street West, Suite 5600, Toronto, Ontario Canada (A6), M5X 1C9
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001055951

## Reporting persons
- ORBIMED ADVISORS LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,417,900; sole dispositive power 0; shared dispositive power 1,417,900; aggregate amount beneficially owned 1,417,900 (2.8% of the class)
- ORBIMED CAPITAL LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 2,422,600; shared voting power 0; sole dispositive power 2,422,600; shared dispositive power 0; aggregate amount beneficially owned 2,422,600 (4.9% of the class)

## Item 1. Issuer
Name of issuer: Cybin Inc.
Address of issuer's principal executive offices: 100 King Street West, Suite 5600, Toronto, Ontario, Canada M5X 1C9

## Item 2. Person Filing
Name of person filing:
OrbiMed Advisors LLC

OrbiMed Capital LLC
Address of principal business office or, if none, residence:
601 Lexington Avenue, 54th Floor

New York, NY 10022
Citizenship: Please refer to Item 4 on each cover sheet for each filing person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
OrbiMed Advisors LLC: 1,417,900

OrbiMed Capital LLC: 2,422,600
Percent of class:
OrbiMed Advisors LLC: 2.8%

OrbiMed Capital LLC: 4.9%
Sole power to vote or to direct the vote:
OrbiMed Advisors LLC: 0

OrbiMed Capital LLC: 2,422,600
Shared power to vote or to direct the vote:
OrbiMed Advisors LLC: 1,417,900

OrbiMed Capital LLC: 0
Sole power to dispose or to direct the disposition:
OrbiMed Advisors LLC: 0

OrbiMed Capital LLC: 2,422,600
Shared power to dispose or to direct the disposition:
OrbiMed Advisors LLC: 1,417,900

OrbiMed Capital LLC: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The Reporting Persons hold 7.7% of the shares of Common Stock in the aggregate on behalf of other persons who have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities. OrbiMed Advisors LLC and OrbiMed Capital LLC exercise investment and voting power over the shares of Common Stock through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the shares of Common Stock reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- ORBIMED ADVISORS LLC: /s/ Carl L. Gordon, Carl L. Gordon/Member (02/17/2026)
- ORBIMED CAPITAL LLC: /s/ Carl L. Gordon, Carl L. Gordon/Member (02/17/2026)